                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                TAB PRODUCTS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    873197107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 36 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 2 of 36 Pages
-------------------------------                  -------------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   515,900
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                515,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     515,900
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 3 of 36 Pages
-------------------------------                  -------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    515,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                515,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     515,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 4 of 36 Pages
-------------------------------                  -------------------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended to add the following:

                 On August 2, 2001, the Fund  terminated the Services  Agreement with Steel  Partners  Services under which Steel  Partners  Services  previously managed on a discretionary basis certain of the Fund's assets,  including 70,000
Shares of the Issuer (the "Fund Shares").  Immediately  upon  termination of the
Services Agreement,  the Reporting Persons ceased to be beneficial owners of the
70,000  Fund  Shares.  Accordingly,  Steel  Partners  Services  is no  longer  a
Reporting Person.

  Item 3 is hereby amended and restated as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase  price of the 515,900  Shares of Common
Stock owned by Steel Partners II is $1,905,603. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

  Item 4 is hereby amended to add the following paragraphs:

                 On  September  10,  2001,  the  Reporting   Persons  and  their
affiliates Steel Partners,  L.L.C. and Steel Partners Services, Ltd. (the "Steel
Parties") entered into an Agreement with the Issuer (the "Agreement"), a copy of which is  attached  hereto as Exhibit 4. The  Agreement  relates to the  pending solicitation by a stockholder  unaffiliated  with the Steel Parties for election to the Issuer's  Board of Directors at the 2001 Annual  Meeting of  Stockholders
(the  "Annual  Meeting")  scheduled  to be held on October  16, 2001 (the "Proxy
Contest").  Pursuant to the terms of the Agreement, Warren Lichtenstein has been appointed to the Issuer's  Board of Directors  and will be added to the Issuer's slate of directors at the Annual  Meeting.  The Issuer's  Board of Directors has
been expanded from five to seven members to include Mr.  Lichtenstein as well as another  stockholder  (the  "Other  Stockholder")  unaffiliated  with the  Steel
Parties.  At the Annual Meeting,  Mr. Lichtenstein has agreed to vote the Shares owned by the Reporting Persons in favor of the election of the Issuer's slate of director  nominees.  The Issuer's bylaws have also been amended  pursuant to the
Agreement as follows:  (1) effective as of February 1, 2002, holders of at least
25% of the outstanding  shares of the Issuer will be permitted to call a special meeting of  stockholders,  which must be held within 55 days of a valid  demand;
(2) effective  immediately,  the Issuer's  Board is  prohibited  from forming an executive  committee to act on behalf of the Board without a majority Board vote that includes whichever of

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 5 of 36 Pages
-------------------------------                  -------------------------------

Mr.  Lichtenstein  or the Other  Stockholder is still serving on the Board;  (3)
effective immediately, the Issuer's Board is prohibited from increasing its size above seven directors as long as Mr.  Lichtenstein and the Other Stockholder are directors of the Issuer; (4) effective immediately, none of the bylaw amendments described in subsections  (1) through (3) of this  paragraph,  nor the amendment described in this  subsection  (4), shall be repealed or amended by the Issuer's
Board other than by a majority vote that includes whichever of Mr.  Lichtenstein or the Other  Stockholder  is still  serving  on the  Board;  and (5)  effective immediately,  if the Issuer increases the number of directors to be elected at a stockholder  meeting after a stockholder  has  previously  nominated one or more candidates  for  election to the Board at that  meeting in  accordance  with the
Issuer's advance notice bylaw,  that stockholder will be entitled to nominate an equal number of  additional  candidates  within ten days  following the Issuer's public announcement of the increase. In addition to these bylaw amendments,  the
Issuer  also  amended  the  Issuer's  stockholder  rights plan so that the stock purchase  rights issued  thereunder  will be triggered  if,  without prior Board approval,  a person or group becomes the beneficial owner of 20% of the Issuer's outstanding  shares.  The  previous  trigger  level of the rights  was 15%.  The amendment also confirms that the act of demanding or  participating  in a demand for a special meeting of stockholders will not by itself trigger the rights.

                 On  September  11,  2001,  the  Issuer  issued a press  release announcing the execution of the Agreement (the "Press Release"), a copy of which is attached hereto as Exhibit 5. Reference is made to Exhibit 5 for the complete text of the Press Release.

   Items 5(a)-(b) are hereby amended and restated as follows:

                 The  aggregate  percentage  of Shares of Common Stock  reported owned by each person named herein is based upon  5,187,457  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended May 31, 2001.

                 As of the  close of  business  on  September  11,  2001,  Steel
Partners II  beneficially  owned 515,900  Shares of Common  Stock,  constituting approximately  9.9% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially owned 515,900 Shares, constituting approximately 9.9% of the Shares outstanding.
Mr.  Lichtenstein  has sole  voting and  dispositive  power with  respect to the
515,900 Shares owned by Steel Partners II by virtue of his authority to vote and dispose  of such  Shares.  All of  such  Shares  were  acquired  in  open-market transactions,  except the 70,000 Fund  Shares  which were  transferred  to Steel
Partners II directly  from the account of the Fund after the Services  Agreement was terminated.

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 6 of 36 Pages
-------------------------------                  -------------------------------

   Item 5(c) is hereby amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock by the Reporting Persons and Steel Partners Services since the filing of Amendment No. 2.

  Item 6 is hereby amended to add the following paragraph:

                 On  September  10,  2001,  the Steel  Parties  entered into the
Agreement,  a copy of which is  attached  hereto as  Exhibit 4. See Item 4 for a brief description of the Agreement.

  Item 7 is  hereby  amended  to add the  following  items  as  exhibits  to the
Schedule 13D:

                 4.   Agreement by and among TAB Products  Co.,  Steel  Partners
                      II, L.P., Steel Partners, L.L.C., Steel Partners Services,
                      Ltd. and Warren  Lichtenstein,  dated as of September  10,
                      2001.

                 5.   Press Release dated September 11, 2001.

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 7 of 36 Pages
-------------------------------                  -------------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2001                 STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           ----------------------------------
                                           WARREN G. LICHTENSTEIN

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 8 of 36 Pages
-------------------------------                  -------------------------------

                                   SCHEDULE A

                 Transactions in the Shares Since the Filing of
                 -----------------------------------------------
                       Amendment No. 2 to the Schedule 13D
                       -----------------------------------

 Shares of Common Stock              Price Per                   Date of
   Purchased / (Sold)                Share($)                Purchase / (Sale)
  --------------------               ----------              -------------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        70,000                       4.11143                      8/06/01

                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

       (70,000)                      4.11000                     (8/06/01)

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 9 of 36 Pages
-------------------------------                  -------------------------------

                                  EXHIBIT LIST

Exhibit                                                               Page
-------                                                               ----
1.          Joint Filing Agreement, dated May 23,                      --
            2001 (previously filed).

2.          Joint Filing Agreement, dated June 14,                     --
            2001 (previously filed).

3.          Letter from Steel Partners II, L.P. to                     --
            Gary W. Ampulski, President and Chief
            Executive Officer of TAB Products Co.,
            dated June 28, 2001 (previously filed).

4.          Agreement by and among TAB Products                     10 to 33
            Co., Steel Partners II, L.P., Steel
            Partners, L.L.C., Steel Partners
            Services, Ltd. and Warren Lichtenstein,
            dated as of September 10, 2001.

5.          Press Release dated September 11, 2001.                 34 to 36

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 10 of 36 Pages
-------------------------------                  -------------------------------

                                    AGREEMENT

            This  Agreement  is made as of  September  10, 2001 by and among the following parties (collectively, the "Parties"):

            (1)   Tab Products Co., a Delaware corporation (the "Company"); and

            (2)   Steel Partners II, L.P., a Delaware limited partnership, Steel
                  Partners,  L.L.C., a Delaware limited liability company, Steel
                  Partners Services, Ltd., a Delaware corporation, and Warren G.
                  Lichtenstein,  a natural  person  and a citizen  of the United
                  States of America ("Mr.  Lichtenstein" and,  collectively with the three  entities  listed  in this  paragraph  (2),  the "WL
                  Parties").

                                    RECITALS
                                    --------

            A. The WL Parties are collectively the beneficial  owners of a total of 515,900  shares (the "WL  Shares") of the Common  Stock,  par value $0.01 per share, of the Company ("Company Common Shares"), representing approximately 9.9%
of the outstanding shares of Company Common Stock;

            B. Thaddeus S. Jaroszewicz  ("Mr.  Jaroszewicz") and the Company are
engaged in a proxy contest (the "Proxy Contest") in connection with the election of members of the Board of Directors of the Company (the "Company Board") at the
2001 annual meeting of stockholders  of the Company (the "2001 Annual  Meeting,"
which term includes any and all  postponements  and adjournments of the original meeting  scheduled  for October 16,  2001) by reason of Mr.  Jaroszewicz  having nominated  himself  and four  other  nominees  (collectively,  the  "Jaroszewicz
Nominees") for election to the Company Board in place of the current  members of the Company Board, who have been nominated for reelection by the Company Board's
Nominating Committee (the "Current Company Nominees");

            C. The WL  Parties  have a choice as to how to vote the WL Shares in the Proxy  Contest  and are  willing to commit to vote the WL Shares in favor of the  Current  Company  Nominees,  and enter  into  certain  related  commitments regarding  the WL Shares,  in  consideration  for certain  commitments  from the
Company, all as more particularly set forth in this Agreement;

            D. The existing Company Board has unanimously  determined that it is in the best interests of all of the stockholders of the Company to authorize the
Company to enter into,  and  perform  its  obligations  under,  this  Agreement, provided that,  concurrently  herewith, an agreement is entered into (the "Other
Agreement")  by and among the  Company and certain  other  beneficial  owners of shares of Company Common Stock (together with the Company,  the "Other Agreement
Parties"),  including David W. Wright (the "Other Additional Director"), who are
unaffiliated with the WL Parties;

            E.  Subject  to the  terms and  conditions  of this  Agreement,  the
Company Board has  determined to increase its size from five to seven members by the addition of Mr. Lichtenstein and the Other Additional Director as additional directors  (each, an "Additional  Director"),

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 11 of 36 Pages
-------------------------------                  -------------------------------

Mr.  Lichtenstein  being so  added  pursuant  to this  Agreement  and the  Other
Additional Director being added pursuant to the Other Agreement.

            NOW,  THEREFORE,  in  consideration  of the mutual  promises  of the
parties   contained  in  this   Agreement   and  for  other  good  and  valuable
consideration, the receipt and sufficiency of which are hereby acknowledged, the
Parties hereby agree as follows:

            1.  ADDITION  OF MR.  LICHTENSTEIN  TO THE  COMPANY  BOARD  AND  ITS
COMMITTEES AND TO THE SLATE OF COMPANY NOMINEES

                1.1 The Company  represents  and warrants to the WL Parties that the Company  Board,  in  connection  with its  approval of this  Agreement,  and subject to the  execution  and delivery of this  Agreement  by all Parties,  has taken all  action  necessary  to:  (a)  expand  the size of the  Company  Board, effective automatically upon the execution and delivery of this Agreement by all
Parties,  from five to seven; (b) cause Mr.  Lichtenstein to be added to (i) the
Company Board,  and (ii) the slate of Current  Company  Nominees for election to the Company Board at the 2001 Annual Meeting (the Current Company Nominees,  Mr.
Lichtenstein  and the Other Additional  Director being sometimes  referred to in this Agreement collectively as the "Company Nominees"); and (c) cause one or the other of the Additional Directors (to be determined by the Chairman of the Board after consultation with each of the Additional  Directors and the chairs of each of the Current Board's current standing  committees) to be added to each of such standing committees (namely,  the Audit Committee,  the Compensation  Committee, the Nominating Committee and the Employee Benefits Committee).  Mr. Lichtenstein
shall serve as a member of the Company  Board until the final  certification  of the vote on the election of  directors at the 2001 Annual  Meeting and, if he is elected  at the 2001  Annual  Meeting,  he shall  serve for the same term as all other nominees  elected to the Company Board at the 2001 Annual  Meeting,  which term shall  expire when he or his  successor  is duly elected at the 2002 annual meeting of  stockholders of the Company and qualified or upon his earlier death, resignation, retirement, disqualification or removal, all as provided in Article
II of the Company's  Second Amended and Restated Bylaws (the "Company  Bylaws").
During his term of office on the Company Board, Mr.  Lichtenstein shall have the same  rights,  powers,  privileges,  access  to  information,  compensation  and entitlements  as all other  members of the Company  Board and of any  committees thereof on which he serves.  In  connection  with the 2001 Annual  Meeting,  the
Company shall solicit proxies on behalf of all Company Nominees.

                1.2 Mr.  Lichtenstein  hereby  confirms  his  consent to (i) his immediate appointment to the Company Board pursuant to Section 1.1(b)(i) of this
Agreement,  (ii) his  addition  to the slate of Company  Nominees  standing  for election at the 2001 Annual  Meeting  together with the other  Company  Nominees pursuant to Section  1.1(b)(ii)  of this  Agreement,  and (iii) his agreement to serve as a member of the Company Board,  if elected at the 2001 Annual  Meeting, and Mr. Lichtenstein  consents to the inclusion in the Company's proxy materials for the 2001 Annual  Meeting (the "Company  Proxy  Materials,"  which term shall include both the Company's  preliminary  and definitive  proxy statement and all other solicitation  material issued by the Company) of his consent and agreement as aforesaid.

                1.3 Mr. Lichtenstein agrees that, in addition to the information he has provided to the Company in connection  with the negotiation and execution of this Agreement,  he

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 12 of 36 Pages
-------------------------------                  -------------------------------

shall provide to the Company such additional  information as it may from time to time  reasonably  request  for  inclusion  in the  Company  Proxy  Materials  or otherwise  in order for it to carry  out its  disclosure  obligations  under the
Securities Acts.

                1.4 If Mr.  Lichtenstein  is elected to the Company Board at the
2001 Annual  Meeting and if at least a majority of the  nominees  elected at the
2001 Annual Meeting consists of Company Nominees,  the Company Board shall cause an Additional  Director to serve on each  standing and special  committee of the
Company Board during the applicable  Additional Director's term of office on the
Company Board,  except to the extent that a majority of the other members of the
Company Board  determine in good faith,  after  consultation  with the Company's outside  counsel  and taking  into  account  its  advice,  that such  Additional
Director is legally disqualified from serving on any such committee by reason of an actual  conflict of interest or a failure to meet a  qualification  criterion imposed by applicable law or the rules of the American Stock  Exchange.  If both
Additional  Directors  are  elected  to the  Company  Board at the  2001  Annual
Meeting,  the selection of which of them shall serve on any individual committee of the Company  Board  pursuant to the preceding  sentence  shall be made by the
Chairman of the Board after  consultation with each of the Additional  Directors and the chairs of each of such committees.

                1.5  If,  at  any  time,  Mr.  Lichtenstein  becomes  unable  or unwilling to serve,  or for any other reason ceases to serve, as a member of the
Company Board, the Company Board shall have no obligation to nominate,  elect or appoint a successor or replacement to him.

            2.  CERTAIN  AMENDMENTS  TO THE  COMPANY  BYLAWS  AND THE  COMPANY'S
STOCKHOLDER RIGHTS PLAN

                2.1 The Company  represents  and warrants to the WL Parties that the Company Board, in connection with its approval of this Agreement and subject to the  execution and delivery of this  Agreement by all Parties,  has taken all action necessary to amend the Company Bylaws in the following respects:

                    (a)  Article I,  Section 2 of the  Company  Bylaws  shall be amended,  effective as of February 1, 2002,  to permit  special  meetings of the stockholders  to be  called,  for the  purpose  or  purposes  prescribed  in the request,  upon  the  request  of  holders  of  record  of at  least  25%  of the outstanding shares of Company Common Stock, as more fully set forth in Exhibit A to this Agreement;

                    (b) Article II,  Section 1 of the  Company  Bylaws  shall be amended, effective immediately, to provide that during the period that either of the  Additional  Directors is serving on the Company  Board,  the Company  Board shall not increase the size of the Company Board above a number that is equal to the sum of five plus the number of Additional  Directors  then serving,  as more fully set forth in Exhibit B to this Agreement;

                    (c) Article  III,  Section 1 of the Company  Bylaws shall be amended, effective immediately, to provide that the Company Board shall not form an executive  committee to act on behalf of the Board unless the Company  Board, by a majority vote that includes,  for so long as either Additional  Director is

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 13 of 36 Pages
-------------------------------                  -------------------------------

serving on the Company Board, the affirmative  vote of such Additional  Director and, if both are then serving, the vote of each of them, as more fully set forth in Exhibit C to this Agreement;

                    (d)  Article  IX of the  Company  Bylaws  shall be  amended, effective  immediately,  to provide that none of the  amendments  referred to in
Sections 2.1(a), 2.1(b) and 2.1(c) of this Agreement, nor the amendment referred to in this  Section  2.1(d),  shall be repealed or amended by the Company  Board other than by a majority vote that  includes,  for so long as either  Additional
Director  is  serving  on the  Company  Board,  the  affirmative  vote  of  such
Additional Director and, if both are then serving,  the vote of each of them, as more fully set forth in Exhibit D to this Agreement; and

                    (e) Article II,  Section 11 of the Company  Bylaws  shall be amended,  effective  immediately,  to provide that if the Company  increases the number of directors to be elected at a  stockholder  meeting after a stockholder has nominated one or more  candidates  for election to the Company Board at such meeting in accordance with the requirements of said Article II, Section 11, such stockholder  shall be  entitled  to  nominate  an  equal  number  of  additional candidates  within 10 days following the Company's  public  announcement of such increase, as more fully set forth in Exhibit E to this Agreement;

                2.2 The Company  represents  and warrants to the WL Parties that the Company  Board,  in  connection  with its  approval of this  Agreement,  and subject to the  execution  and delivery of this  Agreement  by all Parties,  has taken all action  necessary to approve and  authorize the execution and delivery of an amendment (the "Rights Agreement Amendment"),  in the form of Exhibit F to this Agreement, to the Rights Agreement dated as of October 24, 1996 between the
Company  and the  Rights  Agent (the  "Rights  Agreement"),  and that,  promptly following  the  execution  and delivery of this  Agreement  by all Parties,  the
Company shall,  and shall direct  ChaseMellon  Shareholder  Services,  L.L.C. as
Rights Agent (the "Rights  Agent") to, execute and deliver the Rights  Agreement
Amendment,  to be effective  immediately  upon execution and delivery thereof by the Company and the Rights  Agent,  providing  (among other things) that (a) the phrase "20%" shall be substituted  for the phrase "15%" in all places where such words  appear in the  Rights  Agreement  and (b) the mere act of  demanding,  or participating with other persons in demanding, a special meeting of stockholders under the  amendment to the Company  Bylaws made  pursuant to Section  2.1(a) of this  Agreement  shall not trigger  the  exerciseability  of the share  purchase rights issued under the Rights Agreement.

            3. CERTAIN AGREEMENTS RELATING TO COMPANY VOTING SECURITIES

            Provided  that the  Company is not in  material  default  under this
Agreement,  each of the WL Parties agree that, at the 2001 Annual Meeting,  such
WL Party  shall  vote,  or cause to be  voted,  all  Company  Voting  Securities
Beneficially  owned by such WL Party as of the record  date for the 2001  Annual
Meeting in favor of the election of all Company  Nominees to the Company  Board.
Other than as set forth in the immediately  preceding  sentence,  each of the WL
Parties  shall  be free to  vote,  or  cause to be  voted,  all  Company  Voting
Securities Beneficially owned by such WL Party in any manner it chooses.

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 14 of 36 Pages
-------------------------------                  -------------------------------

            4. SPECIAL RELEASES, COVENANTS NOT TO SUE, AND INDEMNIFICATION

                4.1 The Company: (a) fully releases, remises, exonerates forever and  unconditionally  discharges  each  of the WL  Parties  and  each  of  their
respective  Affiliates,  Associates,  Representatives,   employees,  agents  and
advisors  (each,  a  "Stockholder  Releasee")  from  any and all  liability  and responsibility for any and all Company Claims (as hereinafter defined);  and (b)
covenants and agrees not to  participate  in,  commence or permit (to the extent within its control) the  assertion or  commencement  of any demand,  allegation, litigation,  proceeding  or action  relating  to any Company  Claim,  and not to encourage,  assist or  cooperate  with any other Person in pursuing or asserting any Company Claim, against any Stockholder  Releasee. As used in this Agreement,
"Company  Claim" means any actual or alleged  liability,  claim,  action,  suit, cause  of  action,  obligation,  debt,  controversy,  promise,  contract,  lien, judgment,  account,  reckoning, bond, bill, covenant,  agreement,  demand of any kind or nature,  loss,  cost,  damage,  penalty or expense  (including,  without
limitation,   reasonable   attorneys'  fees  and  expenses,   and  the  cost  of
investigation  and  litigation),  whether in law or in equity,  whether known or unknown,  whether matured or unmatured and whether foreseen or unforeseen,  that the Company may or could have had or now or hereafter may have, for, upon, or by reason of, any matter, cause or thing whatsoever resulting from, arising out of, relating to,  connected in any way with,  or alleged,  suggested or mentioned in connection  with, (i) the Proxy Contest or any part or aspect thereof,  (ii) any action taken, or statement made, in connection with the Proxy Contest, (iii) the acquisition  or  ownership  of any shares of Company  Common Stock by any of the
Stockholder  Releasees,  or (iv) any  action,  failure  to act,  representation, event,  transaction,  occurrence or other subject matter resulting from, arising out of,  relating  to,  connected  in any way with,  or  alleged,  suggested  or mentioned, in connection with the foregoing.

                4.2  Each  of the  WL  Parties:  (a)  fully  releases,  remises, exonerates  and forever and  unconditionally  discharges the Company and each of its  Affiliates,  Associates,  Representatives,  employees,  agents and advisors
(each, a "Company  Releasee") from any and all liability and  responsibility for any and all Stockholder Claims (as hereinafter  defined);  and (b) covenants and agrees not to  participate  in,  commence  or permit  (to the extent  within its respective  control) the assertion or  commencement  of any demand,  allegation, litigation,  proceeding or action relating to any Stockholder  Claim, and not to encourage,  assist or  cooperate  with any other Person in pursuing or asserting any Stockholder Claim against any Company  Releasee.  As used in this Agreement,
"Stockholder Claim" means any actual or alleged liability,  claim, action, suit, cause  of  action,  obligation,  debt,  controversy,  promise,  contract,  lien, judgment,  account,  reckoning, bond, bill, covenant,  agreement,  demand of any kind or nature,  loss,  cost,  damage,  penalty or expense  (including,  without
limitation,   reasonable  attorneys'  fees  and  expenses,   and  the  costs  of
investigation  and  litigation),  whether in law or in equity,  whether known or unknown,  whether matured or unmatured and whether foreseen or unforeseen,  that any  Stockholder  may or could have had or now or hereafter may have, for, upon, or by reason of, any matter,  cause or thing whatsoever  resulting from, arising out of,  relating  to,  connected  in any way with,  or  alleged,  suggested  or mentioned  in  connection  with,  (i) the  Proxy  Contest  or any part or aspect thereof,  (ii) any action taken, or statement made, in connection with the Proxy
Contest,  or  (iii)  any  action,   failure  to  act,   representation,   event,
transaction,  occurrence or other subject matter resulting from, arising out of, relating to,  connected in any way with,  or alleged,  suggested or mentioned in connection  with the  foregoing or with the actions,  omissions,  decisions  and

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CUSIP No. 873197107                   13D             Page 15 of 36 Pages
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conduct of the Company,  the Company Board or any of its committees or any other
Company Releasee prior to the execution of this Agreement.

                4.3 The  Company,  in  connection  with its release and covenant contained  in Section  5.1 of this  Agreement,  and each of the WL  Parties,  in connection  with its  release  and  covenant  contained  in Section  4.2 of this
Agreement,  hereby waives the  provisions of 1542 of the  California  Civil Code
(and  any   corresponding   provision  of  the  applicable  laws  of  any  other
jurisdiction),  but only to the  extent it  applies  to its  respective  release contained in the applicable such Section.  Section 1542 of the California  Civil
Code provides as follows:

                A general release does not extend the claims which the
                creditor  does  not  know or  suspect  to exist in his
                favor at the time of executing  the release,  which if
                known by him must have materially  affected settlement
                with the debtor.

                4.4 The Company  expressly  acknowledges  that each  Stockholder
Releasee that is not a WL Party is an intended  third party  beneficiary  of its release  and  covenant  contained  in  Section  4.1.  Each  of  the  WL  Parties acknowledges  that each Company  Releasee  other than the Company is an intended third party  beneficiary  of its release and covenant  contained in Section 4.2.
Each Party  acknowledges  that any claim  determined,  in a final  nonappealable judgment  or order of a court of  competent  jurisdiction,  to have  been  based primarily on intentional fraud shall not be released under this Section 5.

                4.5 The Company  shall  indemnify  and hold harmless each of the
Stockholder Releasees from and against any and all debts,  obligations and other
liabilities,   losses,  damages,   claims,  fines,  fees,  penalties,   interest
obligations,  deficiencies, and expenses (including, without limitation, amounts paid in  settlement  but only if such  settlement  is approved in advance by the
Company, such approval not to be unreasonably withheld), court costs, reasonable out-of-pocket  fees and expenses of counsel (provided such counsel is reasonably acceptable  to the Company and subject to the  limitation  that only one counsel shall be engaged by all Stockholder Releasees except to the extent that multiple representation  would give rise to a  disqualifying  conflict of interest),  and other  reasonable  out-of-pocket  expenses  of  litigation,  whether or not such
litigation   is   resolved   against   the   applicable   Stockholder   Releasee
(collectively,  "Damages"),  solely  to the  extent  arising  directly  from any litigation,  whether at law or in equity,  instituted  against  any  Stockholder
Releasee  by a third  party on the  basis  of the  actions  of such  Stockholder
Releasee  with  respect  to the  Proxy  Contest  or in  authorizing,  approving, executing,  delivering,  and/or  performing this Agreement (a "Covered  Claim"), except  to the  extent  to  which  it is  determined,  in a final  nonappealable judgment or order of a court of  competent  jurisdiction,  that any Damages were primarily the result of the bad faith or willful misconduct of, or the breach of this  Agreement  by, any  Stockholder  Releasee.  The Company  shall advance all expenses  (to the extent they  constitute  Damages)  incurred  by a  Stockholder
Releasee  in  connection  with a Covered  Claim  pending  the final  disposition thereof but only upon the basis of (a) a written understanding  executed by such
Stockholder  Releasee,  in a form reasonably acceptable to the Company, to repay all of such expenses to the Company in the event it is determined, in accordance with the immediately  preceding sentence,  that such expenses did not constitute
Damages, and (b) documentary evidence that such expenses have been incurred.

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CUSIP No. 873197107                   13D             Page 16 of 36 Pages
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            5. CERTAIN REPRESENTATIONS AND WARRANTIES

                5.1  The  Company  represents  and  warrants  to  each of the WL
Parties that:  (a) the Company's  execution,  delivery and  performance  of this
Agreement  have  been  approved  by the  Company  Board and do not  violate  its
Certificate of Incorporation, the Company Bylaws or any agreement to which it is a party;  and (b) this  Agreement  constitutes  the Company's  valid and binding obligation,  enforceable against it in accordance with the terms thereof, except as such  enforcement  may be limited by  bankruptcy,  insolvency or similar laws affecting  the  enforcement  of  creditors'  rights  generally  and by doctrines relating to the availability of equitable remedies.

                5.2  Each  of the WL  Parties  represents  and  warrants  to the
Company that: (a) if the WL Party making such representation and warranty is not a natural person, its execution,  delivery and performance of this Agreement has been approved by its  respective  general  partner,  managing  member,  board of directors, trustee or other governing body or authority, as the case may be, and does not violate its respective  organizational or constituent document; (b) its execution,  delivery  and  performance  of this  Agreement  does not violate any agreement to which it is a party;  (c) this Agreement  constitutes its valid and binding obligation, enforceable against it in accordance with the terms thereof, except as such  enforcement may be limited by bankruptcy,  insolvency or similar laws affecting the enforcement of creditors'  rights  generally and by doctrines relating to the  availability of equitable  remedies;  (d) it has consulted with counsel of its choice in connection with its decision to enter into and be bound by this  Agreement;  and (e) Recital A to this  Agreement is a true statement of the current aggregate  beneficial  ownership of Company Common Stock on the part of the WL Parties and, to its best  knowledge,  after due  inquiry,  none of its respective Affiliates Beneficially owns any other Company Voting Securities.

            6. CERTAIN ANNOUNCEMENTS AND OTHER DISCLOSURES

                6.1 As soon as reasonably practicable following the execution of this  Agreement:  (a) the  Company  shall  issue a press  release in the form of
Exhibit G to this Agreement (the "Press Release"), which the Company shall file, together  with a copy  of  this  Agreement,  with  the  SEC  under  Rule  14a-12 promulgated  pursuant to the 1934 Act; (b) the Company shall file with the SEC a
Current Report on Form 8-K to disclose this Agreement in a manner consistent, in all material  respects,  with the Press  Release,  the contents of which Current
Report shall be subject to the approval of each of the other  Parties (not to be unreasonably  withheld);  and (c)  the WL  Parties  shall  file  with  the SEC a
Schedule 13D amendment to disclose this Agreement in a manner consistent, in all material respects, with the Press Release, the contents of which amendment shall be subject to the approval of the Company (not to be unreasonably withheld).

                6.2 As soon as reasonably practicable following the execution of this Agreement,  the Company shall revise the amended  preliminary Company Proxy
Materials it

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CUSIP No. 873197107                   13D             Page 17 of 36 Pages
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filed  with  the SEC on  August  31,  2001 to  reflect  this  Agreement  and the information  furnished to it by the other  Parties for inclusion in such revised
Company  Proxy  Materials  under  Section 1.3 of this  Agreement.  Such  revised
Company  Proxy  Materials  shall be submitted to the WL Parties for their review and approval  (not to be  unreasonably  withheld).  Such revised  Company  Proxy
Materials shall include such  information as the Company may reasonably  request in order to enable Mr.  Lichtenstein to be included as a Company  participant in the Proxy  Contest  and to  solicit  proxies on behalf of the  Company  Board in accordance with clause (b) of Section 6.3 of this  Agreement.  In the event that the SEC comments on such revised Company Proxy Materials in any respect relevant to the  additional  disclosures  contemplated  by this  Section 6.2, the Company shall share the applicable  comments with the WL Parties,  which shall hold such information  in confidence,  and the Company and the WL Parties shall  cooperate with each other in responding thereto.

                6.3 Without  limiting the  generality  of the final  sentence of
Section 1.1 of this Agreement,  Mr. Lichtenstein shall have the same opportunity as is afforded all of the other  members of the Company  Board (a) to review and discuss, in advance, any SEC filing, press release or stockholder communications proposed  to be made or  issued  by the  Company  in  connection  with the Proxy
Contest, and (b) to solicit proxies on behalf of the Company Board in accordance with the policies and procedures established,  and written solicitation material approved, by the Company Board.

                6.4  None of the WL  Parties  shall  make any  public  statement
(including  any  statement  in a filing  with the SEC or any other  governmental agency) regarding this Agreement or any event occurring prior to the date hereof that is inconsistent with, or otherwise contrary to, the Press Release.

                6.5 Any public statement  (including any statement in any filing with the SEC or any  other  governmental  agency)  by any Party  regarding  this
Agreement or any event occurring prior to the date of this Agreement that is not otherwise  prohibited  by this  Section  6 shall  be  made  in  compliance  with applicable securities laws and consistently with any fiduciary duties such Party owes to the Company.

            7. CERTAIN DEFINITIONS

            In addition to the other  definitions  contained  elsewhere  in this
Agreement,  the following terms shall have the meanings  specified below for the purposes hereof:

            "Affiliate" has the meaning set forth in the 1934 Act.

            "Associate" has the meaning set forth in the 1934 Act.

            "Beneficially   own"  has  the  meaning  set  forth  in  Rule  13d-3
promulgated  under the 1934 Act;  provided,  however,  that for purposes of this
Agreement,  any option,  warrant,  right, conversion privilege or arrangement to purchase,  acquire or vote Company  Voting  Securities,  regardless  of the time period during, or the time at which, it may be exercised,  and regardless of the consideration  paid,  shall be  deemed  to give the  holder  thereof  beneficial ownership of the Company Voting Securities to which it relates.

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CUSIP No. 873197107                   13D             Page 18 of 36 Pages
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            "Company  Voting  Securities"  means all classes of capital stock of the  Company  which are then  entitled  to vote  generally  in the  election  of directors and any securities exchanged for such classes of capital stock and any securities  convertible  into or exchangeable or exercisable for such classes of capital stock.

            "1933 Act" means the  Securities  Act of 1933,  as amended,  and the regulations promulgated by the SEC under such statute.

            "1934 Act" means the  Securities  Exchange Act of 1934,  as amended, and the regulations promulgated by the SEC under such statute.

            "Person"  means  a  natural  person  or  any  legal,  commercial  or governmental entity, including, but not limited to, a corporation,  partnership, joint venture,  trust, limited liability company, group acting in concert or any person acting in a representative capacity.

            "SEC" means the United States Securities and Exchange Commission.

            "Securities Acts" means the 1933 Act and the 1934 Act.

            8. MISCELLANEOUS

                8.1 This  Agreement  constitutes  the  entire  agreement  of the
Parties  with  respect to its subject  matter and  supersedes  any and all prior representations,  agreements or understandings, whether written or oral, between or among any of them with respect to such subject matter.  This Agreement may be amended only by a written agreement duly executed by the Parties.

                8.2 This  Agreement  shall be  governed  by,  and  construed  in accordance  with,  the  laws of the  State of  Delaware  without  regard  to its conflict  of law  principles.  Exclusive  jurisdiction  to resolve  any  dispute arising under or in connection  with this  Agreement is hereby  conferred on the
Delaware Chancery Court (or, if such Court determines that it lacks jurisdiction over  the  particular  dispute,  any  other  applicable  court  of the  State of
Delaware)  or, if the dispute  involves  issues of federal law or over which the
Delaware  Chancery Court (or such other court of the State of Delaware) lacks or declines  jurisdiction,  on the United  States  Federal  District  Court for the
District of Delaware. The Parties hereby submit to the exclusive jurisdiction of each of such courts for the resolution of any such dispute.

                8.3 This  Agreement may not be assigned by any Party without the prior written  consent of the other  Parties.  This  Agreement  shall be binding upon,  and inure to the  benefit of, the  respective  successors  and  permitted assigns  of the  Parties.  Except  as  expressly  set forth in  Section  4, this
Agreement  shall  confer no rights or  benefits  upon any Person  other than the
Parties.

                8.4 Any waiver by any Party of a breach of any provision of this
Agreement  shall  not be  deemed  to be a waiver  of any  other  breach  of such provision or of any breach of any other provision of this Agreement.

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CUSIP No. 873197107                   13D             Page 19 of 36 Pages
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                8.5 This  Agreement  may be  executed in  counterparts,  each of which shall constitute an original but all of which shall together  constitute a single instrument.

                8.6 The WL  Parties  covenant  that  they  shall  each use their commercially  reasonable efforts to cause their respective  Affiliates to comply with Sections 3 and 4 of this Agreement.

                8.7  Each  of  the  other  WL  Parties   hereby   appoints   Mr.
Lichtenstein as the authorized  representative of such WL Party for all purposes of  this  Agreement  (including,  without  limitation,  the  giving  of  binding approvals  and  waivers)  and the  Company  shall be  entitled  to deal with Mr.
Lichtenstein accordingly.

                8.8 Notwithstanding  anything to the contrary in this Agreement, none of the Parties shall have any obligations  under this Agreement  unless and until the Other  Agreement  has been  executed and delivered by all of the Other
Agreement Parties.  However, nothing in this Agreement is intended to create any joint and  several  obligations,  or any agency or group,  as between any one or more of the WL  Parties,  on the  one  hand,  and  any one or more of the  Other
Agreement Parties, on the other hand.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                       10

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CUSIP No. 873197107                   13D             Page 20 of 36 Pages
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                IN WITNESS WHEREOF,  this Agreement has been executed by each of the Parties, through their respective duly authorized representative,  as of the date first above written.

TAB PRODUCTS CO.                          STEEL PARTNERS II, L.P.

By: /s/ Gary W. Ampulski                  By:  Steel Partners, LLC.
  -----------------------                      Its General Partner
    Gary W. Ampulski
    President and
    Chief Executive Officer
                                               By:/s/ Warren G. Lichtenstein
                                                  -----------------------------
                                                  Warren G. Lichtenstein
                                                  Chief Executive Officer

                                          STEEL PARTNERS, L.L.C.

                                          By:/s/ Warren G. Lichtenstein
                                             ----------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                          STEEL PARTNERS SERVICES, LTD.

                                          By:/s/ Warren G. Lichtenstein
                                             ----------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                          WARREN G. LICHTENSTEIN

                                          /s/ Warren G. Lichtenstein
                                          -------------------------------------
                                          Warren G. Lichtenstein

                                       11

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CUSIP No. 873197107                   13D             Page 21 of 36 Pages
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                                                                       EXHIBIT A
                                                                       ---------

      FORM OF AMENDED VERSION OF ARTICLE I, SECTION 2 OF THE COMPANY BYLAWS
                                (SECTION 2.1(a))

            Effective  immediately,  Article I, Section 2 of the Company  Bylaws shall be amended by the addition of the following two  paragraphs  following the current paragraph:

                Effective  automatically  on  February  1,  2002,  the
                preceding   paragraph  of  this  Section  2  shall  be
                replaced in its entirety  with this  paragraph and the
                following   paragraph.   Special   meetings   of   the
                stockholders may be called for any purpose or purposes
                prescribed  in the notice of the meeting,  only (a) by
                the  Board  of  Directors  pursuant  to  a  resolution
                adopted  by  a  majority   of  the  total   number  of
                authorized  directors (whether or not there exists any
                vacancies in previously  authorized  directorships  at
                the time any such resolution is presented to the Board
                of Directors for  adoption),  or (b) by the holders of
                record  not less than 25% of all  shares  entitled  to
                cast votes at the meeting, voting together as a single
                class,  and shall be held at such place,  on such date
                and at such  time as the  Board of the  Directors  may
                fix. Business  transacted at special meetings shall be
                confined  to the  purpose  or  purposes  stated in the
                notice.

                Upon request in writing sent by registered mail to the
                president   or   chief   executive   officer   by  any
                stockholder  or  stockholders  entitled  to  request a
                special  meeting  of  stockholders   pursuant  to  the
                immediately preceding paragraph of this Section 2, and
                containing  the  information   required   pursuant  to
                Article I, Section 7, and Article II,  Section 11, the
                Board of  Directors  shall  determine a place and time
                for such meeting, which time shall be not less than 45
                nor  more  than  55 days  after  the  receipt  of such
                request,  and a record date for the  determination  of
                stockholders entitled to vote at such meeting shall be
                fixed by the Board of  Directors,  in  advance,  which
                shall  not be more  than 60 days nor less than 10 days
                before  the  date  of  such  meeting.  Following  such
                receipt  of  a  request  and   determination   by  the
                Secretary  of the  validity  thereof,  it shall be the
                duty of the  Secretary  to present  the request to the
                Board of Directors,  and upon Board action as provided
                in this  Section 2, to cause notice to be given to the
                stockholders  entitled to vote at such meeting, in the
                manner set forth in  Section 3 hereof,  that a meeting
                will be held at the place and time so determined,  for
                such  purposes,  as well as any  purpose  or  purposes
                determined by the Board of Directors.

                                 A-1

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CUSIP No. 873197107                   13D             Page 22 of 36 Pages
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                                                             EXHIBIT B
                                                             ---------

     FORM OF AMENDED VERSION OF ARTICLE II, SECTION 1 OF THE COMPANY BYLAWS
                                (SECTION 2.1(b))

            Effective  immediately,  Article II, Section 1 of the Company Bylaws shall be amended by the addition of the following sentence immediately following the first sentence  thereof and immediately  before what is currently the second sentence thereof:

                Notwithstanding  the  preceding  sentence,  during the
                period that either Warren G.  Lichtenstein or David W.
                Wright (each, an "Additional  Director") is serving on
                the Board of Directors,  the number of directors shall
                not be increased above the number that is equal to the
                sum of five plus the  number of  Additional  Directors
                then serving.

                                 B-1

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CUSIP No. 873197107                   13D             Page 23 of 36 Pages
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                                                             EXHIBIT C
                                                             ---------

     FORM OF AMENDED VERSION OF ARTICLE III, SECTION 1 OF THE COMPANY BYLAWS
                                (SECTION 2.1(c))

            Effective immediately, Article III, Section 1 of the Company Bylaws shall be amended to read in its entirety as follows:

                SECTION 1. COMMITTEES OF THE BOARD OF DIRECTORS

                The Board of Directors, by a vote of a majority of the
                whole   Board,   may  from  time  to  time   designate
                committees of the Board, with such lawfully  delegable
                powers and duties as it thereby  confers,  to serve at
                the  pleasure  of  the  Board  and  shall,  for  those
                committees and any others provided for herein, elect a
                director  or  directors  to  serve  as the  member  or
                members,  designating,  if it desires, other directors
                as  alternate  members  who may  replace any absent or
                disqualified  member at any meeting of the  committee.
                Any committee so designated may exercise the power and
                authority  of the  Board of  Directors  to  declare  a
                dividend,  to  authorize  the  issuance of stock or to
                adopt a certificate  of ownership and merger  pursuant
                to Section 253 of the Delaware General Corporation Law
                if the resolution  which designates the committee or a
                supplemental  resolution  of the  Board  of  Directors
                shall so provide.  In the absence or  disqualification
                of any  member  of any  committee  and  any  alternate
                member in his  place,  the  member or  members  of the
                committee  present at the meeting and not disqualified
                from  voting,  whether  or  not  he  or  she  or  they
                constitute  a quorum,  may by  unanimous  vote appoint
                another member of the Board of Directors to act at the
                meeting  in the place of the  absent  or  disqualified
                member.  Notwithstanding  the foregoing,  the Board of
                Directors shall not form an executive committee to act
                on behalf of the Board of  Directors  other  than by a
                vote of a  majority  of the  directors  then in office
                (whether   or  not  there  exist  any   vacancies   in
                previously  authorized  directorships  at the time any
                such  resolution  is  presented  to  the  Board)  that
                includes, for so long as either Additional Director is
                serving  on the Board of  Directors,  the  affirmative
                vote of the  Additional  Director  then serving or, if
                both  Additional  Directors  are  then  serving,  both
                Additional Directors.

                                 C-1

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CUSIP No. 873197107                   13D             Page 24 of 36 Pages
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                                                                       EXHIBIT D
                                                                       ---------

           FORM OF AMENDED VERSION OF ARTICLE IX OF THE COMPANY BYLAWS
                                (SECTION 2.1(d))

            Effective  immediately,  Article IX of the Company  Bylaws  shall be amended to read in its entirety as follows:

                The  Board of  Directors  is  expressly  empowered  to
                adopt, amend or repeal Bylaws of the Corporation.  Any
                adoption,   amendment  or  repeal  of  Bylaws  of  the
                Corporation  by the Board of Directors  shall  require
                the  approval  of a  majority  of the total  number of
                authorized  directors  (whether or not there exist any
                vacancies in previously  authorized  directorships  at
                the  time  any  resolution   providing  for  adoption,
                amendment  or  repeal  is  presented  to  the  Board);
                provided, however, that none of (i) Article I, Section
                2, (ii) the second  sentence of Article II, Section 1,
                (iii) the second  sentence of Article III,  Section 1,
                or (iv) this  proviso to the second  sentence  of this
                Article IX shall be amended  other than by a vote of a
                majority of the directors  then in office  (whether or
                not there exist any vacancies in previously authorized
                directorships  at the  time  any  such  resolution  is
                presented to the Board) that includes,  for so long as
                either of the  Additional  Directors is serving on the
                Board  of  Directors,  the  affirmative  vote  of  the
                Additional   Director   then   serving   or,  if  both
                Additional Directors are then serving, both Additional
                Directors.  The stockholders  shall also have power to
                adopt,  amend or repeal the Bylaws of the Corporation.
                In addition to any vote of the holders of any class or
                series of stock of this Corporation required by law or
                by these Bylaws,  the affirmative  vote of the holders
                of at least 66 2/3 percent of the voting  power of all
                of the then-outstanding shares of the capital stock of
                the  Corporation  entitled  to vote  generally  in the
                election  of  directors,  voting  together as a single
                class,  shall be  required  to adopt,  amend or repeal
                Article VIII or IX of these Bylaws.

                                 D-1

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 25 of 36 Pages
-------------------------------                  -------------------------------

                                                                       EXHIBIT E
                                                                       ---------

        FORM OF AMENDMENT TO ARTICLE II, SECTION 11 OF THE COMPANY BYLAWS
                                (SECTION 2.1(e))

            Effective immediately, the following paragraph shall be added as the penultimate paragraph of Article II, Section 11 of the Company Bylaws:

                In the event a stockholder has duly nominated pursuant
                to this Section 11, at an annual or special meeting at
                which Directors are to be elected, one or more persons
                for  election as Director  and the Board of  Directors
                subsequently  increases  the number of Directors to be
                elected  at  such  annual  or  special  meeting,  such
                stockholder  may  nominate  an  additional  person  or
                person(s)  (as the case may be) for  election  to such
                additional   position(s)   as  are  specified  in  the
                Corporation's   notice   relating  to  the  additional
                nominees, provided that such stockholder shall deliver
                a supplemental notice, containing the same information
                with  respect  to  such  additional  nominee(s)  as is
                required by  paragraph  (a) of this Bylaw with respect
                to stockholder  nominees generally to the Secretary at
                the principal executive offices of the Corporation not
                later than the tenth day  following the day on which a
                public  announcement  (including  by way of a publicly
                available   filing   with  the   Securities   Exchange
                Commission) is first made of the  additional  nominees
                proposed  by the  Corporation  to be  elected  at such
                meeting.  In no event shall the public announcement of
                such  additional  nominees  commence a new time period
                for  the  giving  of  a  stockholder's   notice  under
                subsection (a) other than as provided herein.

                                 E-1

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 26 of 36 Pages
-------------------------------                  -------------------------------

                                                                       EXHIBIT F
                                                                       ---------

           FORM OF AMENDMENT TO THE COMPANY'S STOCKHOLDER RIGHTS PLAN
                                  (SECTION 2.2)

                                TAB PRODUCTS CO.

                                       and

                          MELLON INVESTOR SERVICES LLC
                                  Rights Agent

                                 AMENDMENT NO. 1
                         Dated as of September ___, 2001

                                       to

                                RIGHTS AGREEMENT
                          Dated as of October 24, 1996

                                      F-1

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 27 of 36 Pages
-------------------------------                  -------------------------------

            This AMENDMENT NO. 1 TO RIGHTS AGREEMENT (this "Amendment") is dated as of September  _____,  2001 between TAB Products  Co., a Delaware  corporation
(the "Company"), and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder
Services, L.L.C.) (the "Rights Agent").

                                   WITNESSETH:

            The  Company and the Rights  Agent (the  "Parties")  entered  into a
Rights Agreement dated as of October 24, 1996 (the "Original Rights Agreement").
As of the date of this  Agreement,  the rights  issued  pursuant to the Original
Rights  Agreement are redeemable.  The Parties wish to amend the Original Rights
Agreement in the manner set forth below.  The  Company's  Board of Directors has approved this Amendment and authorized its execution.

            NOW,  THEREFORE,  in  consideration  of the  premises and the mutual agreements herein set forth, the Parties agree as follows:

            1.  EFFECTIVENESS  OF THIS  AMENDMENT.  This  Amendment  is executed pursuant to the first sentence of Section 27 of the Original  Rights  Agreement.
The Company,  by its  execution  of this  Amendment,  hereby  directs the Rights
Agent, pursuant to such sentence of Section 27, to execute this Amendment.  This
Amendment shall take effect immediately upon the execution hereof by the Company and the Rights Agent.

            2. DEFINED TERMS. All capitalized terms used but not defined in this
Amendment  shall  have the  meanings  assigned  to them in the  Original  Rights
Agreement.  For the resolution of doubt,  the Company  hereby  clarifies that no
Person shall be deemed an Acquiring Person solely by reason of such Person, as a holder of record or  Beneficial  Owner of  shares  of Common  Stock  making,  or
conferring  on  another   Person  a  proxy  or  other   authority  to  make,  or
participating  with one or more  other  persons in making or  directing  another
Person as holder of record to make, a demand  under  Article I, Section 2 of the
Company's  Amended and Restated By Laws (or any successor  provision) for a call of a special meeting of stockholders of the Company.

            3. NO OTHER  PROVISIONS  AFFECTED.  Except to the  extent  expressly amended  by  this  Amendment,  all of the  provisions  of  the  Original  Rights
Agreement shall remain in full force and effect, unaffected by this Amendment.

            4. AMENDMENT TO SECTION 1(a) OF THE ORIGINAL RIGHTS  AGREEMENT.  The
Original Rights  Agreement is hereby amended by substituting  the term "20%" for the term "15%" in each place where the term "15%" is used in the Original Rights
Agreement and the exhibits thereto, including, without limitation, all places in which  such  phrase  is used  in  Sections  1(a)  and 3 of the  Original  Rights
Agreement.

            5.  REFERENCES TO THE ORIGINAL RIGHTS  AGREEMENT.  All references in the Original Rights  Agreement and the exhibits  thereto to the Rights Agreement or any  specific  provision  thereof  (including  references  that use the terms
"hereto" and "hereof"), as well as in the legends affixed to certificates issued for Common  Stock  pursuant to Section 3(d) of the  Original  Rights  Agreement,
shall,  without any specific references expressly and individually to any of the foregoing amendments,  automatically be deemed references to the Original Rights

                                      F-2

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 28 of 36 Pages
-------------------------------                  -------------------------------

Agreement or the applicable  specific provisions thereof (as the case may be) as amended by this  Amendment,  with the same force and effect as if expressly  and individually amended in that respect by this Amendment.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                      F-3

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 29 of 36 Pages
-------------------------------                  -------------------------------

            IN WITNESS WHEREOF the Parties have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

[ATTEST]                                   TAB PRODUCTS CO.

By:                                        By:
   -----------------------------              ----------------------------------
   Name:                                      Name:
   Title:                                     Title:

[ATTEST]                                   MELLON INVESTOR SERVICES LLC

By:                                        By:
   -----------------------------              ----------------------------------
   Name:                                      Name:
   Title:                                     Title:

                                      F-4

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 30 of 36 Pages
-------------------------------                  -------------------------------

                                                                       EXHIBIT G
                                                                       ---------

                              FORM OF PRESS RELEASE
                                  (SECTION 6.1)

TAB PRODUCTS CO. NEWS RELEASE

CONTACTS:
Donald Hotz
TAB Products Co.
(847) 968-2433
or
Daniel H. Burch
(212) 929-5748
Mark H. Harnett
(212) 929-5877
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

TWO  SUBSTANTIAL  STOCKHOLDERS  JOIN TAB  PRODUCTS  CO.  BOARD AND WILL  SUPPORT
COMPANY NOMINEES IN PROXY CONTEST

WARREN G. LICHTENSTEIN OF STEEL PARTNERS AND DAVID W. WRIGHT OF HENRY INVESTMENT
TRUST ENTER INTO SEPARATE  AGREEMENTS  WITH TAB PRODUCTS CO. RELATING TO PENDING
                    PROXY CONTEST WITH THADDEUS JAROSZEWICZ.

Vernon Hills,  IL, September 11, 2001 -- TAB Products Co.  (AMEX:TBP)  announced today that the Tab Board has elected Warren G. Lichtenstein and David W. Wright, representatives  of two  substantial  stockholders,  to the  TAB  Board  and has entered into separate agreements with Messrs.  Lichtenstein and Wright and their respective  affiliates relating to the pending proxy contest for election to the
Company's  Board of Directors at the 2001 annual  meeting  scheduled for October
16,  2001.  One of the  separate  agreements  applies to a total of 515,900  TAB shares,  representing approximately 9.9% of the outstanding shares, beneficially owned by Steel Partners II, L.P. and its affiliates. The other agreement applies to a total of 194,600 shares, or approximately  3.8% of the outstanding  shares, beneficially  owned  by two  private  investment  partnerships  of  which  Henry
Investment Trust, L.P. is the general partner.

Hans A. Wolf,  Chairman of TAB's Board,  and Gary Ampulski,  TAB's President and
Chief Executive Officer, stated:

                                      G-1

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 31 of 36 Pages
-------------------------------                  -------------------------------

            "The TAB Board is gratified that Mr.  Lichtenstein and Mr.
            Wright have been willing to make this important  statement of  support.  We look  forward  to  working  with  them in building  stockholder  value.  We are confident  that they
            will  both   make   constructive   contributions   to  our
            deliberations and we welcome them to the TAB Board."

Mr.  Lichtenstein,  the executive officer and managing member of Steel Partners'
general  partner,  and Mr.  Wright,  the President and managing  member of Henry
Investment Trust's general partner,  are each being added to the Company's slate of directors for election to a one-year term at the 2001 annual  meeting,  along with the five other current directors. The TAB Board has been expanded from five to seven.

One or the other of Mr.  Lichtenstein or Mr. Wright will be added,  immediately, to each of the Board's four  current  standing  committees.  If reelected at the annual  meeting,  and if at least a majority  of the elected  Board  consists of
TAB's nominees, one or the other of them will be appointed, so long as he serves on the  Board,  to each  of the  Board's  standing  committees  and any  special committees for which they are not legally disqualified.

Provided TAB is not in material  default under either of the two agreements,  at the annual meeting all of the shares  beneficially owned by the stockholders who have signed that agreement, and their affiliates,  must be voted in favor of the election of all of the Company's nominees.

None of these  stockholders  is a participant  in the proxy  contest,  which was initiated by Thaddeus S. Jaroszewicz.  Mr. Jaroszewicz has reported that he, his
affiliates   and  two  of  his  four  other  nominees  own,  in  the  aggregate, approximately 6.6% of the outstanding TAB shares.

In  accordance  with each of the two  agreements,  the TAB Board has amended the
Company's bylaws in several respects:

o     Effective  as of  February  1,  2002,  holders  of at  least  25%  of  the
      outstanding   shares  will  be  permitted  to  call  special  meetings  of stockholders, which must be held within 55 days of a valid demand.

o     Effective  immediately,  the Board is prohibited from forming an executive committee to act on behalf of the Board without a majority Board vote that includes Mr. Lichtenstein and Mr. Wright so long as they are still serving on the Board. This same vote is required to repeal or amend this provision and the provision regarding the call of special stockholder meetings.

o     Effective  immediately,  the Board is prohibited  from increasing its size above  seven  directors  so long as Mr.  Lichtenstein  and Mr.  Wright are directors.

The TAB Board has also  amended the  Company's  bylaws to provide  that,  if the
Company increases the number of directors to be elected at a stockholder meeting after a stockholder has previously nominated one or more candidates for election to the Board at that meeting in  accordance  with the Company's  advance  notice

                                      G-2

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 32 of 36 Pages
-------------------------------                  -------------------------------

bylaw,  that  stockholder  will be  entitled  to  nominate  an equal  number  of
additional   candidates   within  ten  days   following  the  Company's   public
announcement of the increase.  Accordingly,  Mr. Jaroszewicz will be entitled to nominate two additional candidates on or before September 21, 2001 in accordance with the notice requirements of the bylaw.

In addition to these bylaw  amendments,  in accordance  with the two agreements, the TAB Board has also amended the Company's stockholder rights plan so that the stock  purchase  rights issued  thereunder  will be triggered if,  without prior
Board approval,  a person or group becomes the beneficial  owner of 20% of TAB's outstanding  shares.  The  previous  trigger  level of the rights  was 15%.  The amendment also confirms that the act of  participating in a demand for a special meeting of stockholders will not by itself trigger the rights.

Both  agreements,  including  the texts of the  amendments  of TAB's  bylaws and stockholder  rights plan, will be filed shortly with the Securities and Exchange
Commission  and will be reflected in final proxy  materials to be distributed by the Company in connection with the 2001 Annual Meeting.

TAB also announced today that the stockholder proposal that had been included in its preliminary proxy materials has been withdrawn by the proponent and will not be presented for consideration at the annual meeting.

ADDITIONAL INFORMATION:

YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT OF TAB PRODUCTS CO. FOR ITS
2001 ANNUAL MEETING OF STOCKHOLDERS  WHEN IT BECOMES  AVAILABLE  BECAUSE IT WILL
CONTAIN  IMPORTANT  INFORMATION.  Security holders may obtain a free copy of the proxy statement and other related documents filed by TAB at the SEC's website at
www.sec.gov  or at the SEC's public  reference room located at 450 Fifth Street,
NW,  Washington,  D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available,  the definitive proxy statement  and  other  related  documents  may  also  be  obtained  from  TAB by contacting  TAB  Products  Co.,  Attention:  Corporate  Secretary,  935 Lakeview
Parkway,  Suite 195,  Vernon Hills,  IL  60061-1442.  Information  regarding the participants  in the proxy  solicitation  and a description  of their direct and indirect  interests,  by security  holdings or  otherwise,  is  contained in the amended  preliminary  proxy  statement filed with the SEC on Schedule 14A by TAB
Products Co. on August 31, 2001.

ABOUT TAB PRODUCTS:

TAB  Products  Co.  (AMEX:TBP),   is  a  leading  document   management  company
specializing  in the  re-engineering  of the  records  management  process.  The
Company  provides  efficient  solutions  that  enable  its  customers  to better organize, control and find their critical documents. TAB leverages its knowledge of paper-based  systems with expertise in emerging digital  document  management technologies.  Currently  headquartered in Vernon Hills,  Illinois,  TAB employs approximately 800 people with offices in the United States,  Canada,  Europe and

                                      G-3

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 33 of 36 Pages
-------------------------------                  -------------------------------

Australia.  With over 50 years of experience in document management,  TAB serves customers in a variety of industries including Finance,  Healthcare,  Government and Insurance. Additional information can be found at www.tab.com.

                                      G-4

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 34 of 36 Pages
-------------------------------                  -------------------------------

TAB PRODUCTS CO. NEWS RELEASE

CONTACTS:
Donald Hotz
TAB Products Co.
(847) 968-2433
or
Daniel H. Burch
(212) 929-5748
Mark H. Harnett
(212) 929-5877
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

TWO  SUBSTANTIAL  STOCKHOLDERS  JOIN TAB  PRODUCTS  CO.  BOARD AND WILL  SUPPORT
COMPANY NOMINEES IN PROXY CONTEST

WARREN G. LICHTENSTEIN OF STEEL PARTNERS AND DAVID W. WRIGHT OF HENRY INVESTMENT
TRUST ENTER INTO SEPARATE  AGREEMENTS  WITH TAB PRODUCTS CO. RELATING TO PENDING
                    PROXY CONTEST WITH THADDEUS JAROSZEWICZ.

Vernon Hills,  IL, September 11, 2001 -- TAB Products Co.  (AMEX:TBP)  announced today that the Tab Board has elected Warren G. Lichtenstein and David W. Wright, representatives  of two  substantial  stockholders,  to the  TAB  Board  and has entered into separate agreements with Messrs.  Lichtenstein and Wright and their respective  affiliates relating to the pending proxy contest for election to the
Company's  Board of Directors at the 2001 annual  meeting  scheduled for October
16,  2001.  One of the  separate  agreements  applies to a total of 515,900  TAB shares,  representing approximately 9.9% of the outstanding shares, beneficially owned by Steel Partners II, L.P. and its affiliates. The other agreement applies to a total of 194,600 shares, or approximately  3.8% of the outstanding  shares, beneficially  owned  by two  private  investment  partnerships  of  which  Henry
Investment Trust, L.P. is the general partner.

Hans A. Wolf,  Chairman of TAB's Board,  and Gary Ampulski,  TAB's President and
Chief Executive Officer, stated:

            "The TAB Board is gratified  that Mr.  Lichtenstein  and Mr.  Wright have been willing to make this  important  statement of support.  We look forward to working with them in building  stockholder value. We are confident that they will both make constructive contributions to our deliberations and we welcome them to the TAB Board."

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 35 of 36 Pages
-------------------------------                  -------------------------------

Mr.  Lichtenstein,  the executive officer and managing member of Steel Partners'
general  partner,  and Mr.  Wright,  the President and managing  member of Henry
Investment Trust's general partner,  are each being added to the Company's slate of directors for election to a one-year term at the 2001 annual  meeting,  along with the five other current directors. The TAB Board has been expanded from five to seven.

One or the other of Mr.  Lichtenstein or Mr. Wright will be added,  immediately, to each of the Board's four  current  standing  committees.  If reelected at the annual  meeting,  and if at least a majority  of the elected  Board  consists of
TAB's nominees, one or the other of them will be appointed, so long as he serves on the  Board,  to each  of the  Board's  standing  committees  and any  special committees for which they are not legally disqualified.

Provided TAB is not in material  default under either of the two agreements,  at the annual meeting all of the shares  beneficially owned by the stockholders who have signed that agreement, and their affiliates,  must be voted in favor of the election of all of the Company's nominees.

None of these  stockholders  is a participant  in the proxy  contest,  which was initiated by Thaddeus S. Jaroszewicz.  Mr. Jaroszewicz has reported that he, his
affiliates   and  two  of  his  four  other  nominees  own,  in  the  aggregate, approximately 6.6% of the outstanding TAB shares.

In  accordance  with each of the two  agreements,  the TAB Board has amended the
Company's bylaws in several respects:

o     Effective  as of  February  1,  2002,  holders  of at  least  25%  of  the
      outstanding   shares  will  be  permitted  to  call  special  meetings  of stockholders, which must be held within 55 days of a valid demand.

o     Effective  immediately,  the Board is prohibited from forming an executive committee to act on behalf of the Board without a majority Board vote that includes Mr. Lichtenstein and Mr. Wright so long as they are still serving on the Board. This same vote is required to repeal or amend this provision and the provision regarding the call of special stockholder meetings.

o     Effective  immediately,  the Board is prohibited  from increasing its size above  seven  directors  so long as Mr.  Lichtenstein  and Mr.  Wright are directors.

The TAB Board has also  amended the  Company's  bylaws to provide  that,  if the
Company increases the number of directors to be elected at a stockholder meeting after a stockholder has previously nominated one or more candidates for election to the Board at that meeting in  accordance  with the Company's  advance  notice bylaw,  that  stockholder  will be  entitled  to  nominate  an equal  number  of
additional   candidates   within  ten  days   following  the  Company's   public
announcement of the increase.  Accordingly,  Mr. Jaroszewicz will be entitled to nominate two additional candidates on or before September 21, 2001 in accordance with the notice requirements of the bylaw.

-------------------------------                  -------------------------------
CUSIP No. 873197107                   13D             Page 36 of 36 Pages
-------------------------------                  -------------------------------

In addition to these bylaw  amendments,  in accordance  with the two agreements, the TAB Board has also amended the Company's stockholder rights plan so that the stock  purchase  rights issued  thereunder  will be triggered if,  without prior
Board approval,  a person or group becomes the beneficial  owner of 20% of TAB's outstanding  shares.  The  previous  trigger  level of the rights  was 15%.  The amendment also confirms that the act of  participating in a demand for a special meeting of stockholders will not by itself trigger the rights.

Both  agreements,  including  the texts of the  amendments  of TAB's  bylaws and stockholder  rights plan, will be filed shortly with the Securities and Exchange
Commission  and will be reflected in final proxy  materials to be distributed by the Company in connection with the 2001 Annual Meeting.

TAB also announced today that the stockholder proposal that had been included in its preliminary proxy materials has been withdrawn by the proponent and will not be presented for consideration at the annual meeting.

ADDITIONAL INFORMATION:

YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT OF TAB PRODUCTS CO. FOR ITS
2001 ANNUAL MEETING OF STOCKHOLDERS  WHEN IT BECOMES  AVAILABLE  BECAUSE IT WILL
CONTAIN  IMPORTANT  INFORMATION.  Security holders may obtain a free copy of the proxy statement and other related documents filed by TAB at the SEC's website at
www.sec.gov  or at the SEC's public  reference room located at 450 Fifth Street,
NW,  Washington,  D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available,  the definitive proxy statement  and  other  related  documents  may  also  be  obtained  from  TAB by contacting  TAB  Products  Co.,  Attention:  Corporate  Secretary,  935 Lakeview
Parkway,  Suite 195,  Vernon Hills,  IL  60061-1442.  Information  regarding the participants  in the proxy  solicitation  and a description  of their direct and indirect  interests,  by security  holdings or  otherwise,  is  contained in the amended  preliminary  proxy  statement filed with the SEC on Schedule 14A by TAB
Products Co. on August 31, 2001.

ABOUT TAB PRODUCTS:

TAB  Products  Co.  (AMEX:TBP),   is  a  leading  document   management  company
specializing  in the  re-engineering  of the  records  management  process.  The
Company  provides  efficient  solutions  that  enable  its  customers  to better organize, control and find their critical documents. TAB leverages its knowledge of paper-based  systems with expertise in emerging digital  document  management technologies.  Currently  headquartered in Vernon Hills,  Illinois,  TAB employs approximately 800 people with offices in the United States,  Canada,  Europe and
Australia.  With over 50 years of experience in document management,  TAB serves customers in a variety of industries including Finance,  Healthcare,  Government and Insurance. Additional information can be found at www.tab.com.